Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

RECEIVED
2004 DEC 22 A 11: 46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDITEX

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

04054055

16 December 2004

SUPPL

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Information on significant events (Hechos Relevantes) in relation to the co-option to the Board of Directors of GARTLER, S.L., represented by Mrs. Flora Pérez Marcote and to the replacement of the Chairman of the Audit and Control Committee due to the completion of his term of office.
- Third quarter results for fiscal year 2004 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Presentation regarding the consolidated results for third quarter of fiscal year 2004 filed with the CNMV.
- Annex to third quarter results.
- Press release related to the consolidated results for third quarter of fiscal year 2004 filed with the CNMV.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

Jaime Carro Merchán
General Counsel's Office

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dlw 1/5

Enclosures

FILE Nº 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON EL NOMBRAMIENTO POR CO-OPTACIÓN DE NUEVO MIEMBRO DEL CONSEJO DE ADMINISTRACION DE INDUSTRIA DE DISEÑO TEXTIL, S.A. Y LA SUSTITUCIÓN DEL PRESIDENTE DEL COMITÉ DE AUDITORÍA Y CONTROL "

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in compliance with the Spanish legal requirements regarding the filing of any changes occurring in the composition of the Board of Directors or the Committees thereof. These appointments were passed by the Board of Directors in its last meeting.

Antonio Abril Abadín
Consejero Secretario General

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de INDITEX, S.A. ha adoptado, entre otros, los siguientes acuerdos:

1º Designar por cooptación, previo informe de la Comisión de Nombramientos y Retribuciones, a GARTLER, S.L. como vocal del Consejo de Administración. Esta sociedad, accionista mayoritario de INDITEX, S.A. con un 59,29% del capital social, estará representada por Dña. Flora Pérez Marcote.

2º Sustituir al consejero independiente D. Juan Manuel Urgoiti López de Ocaña como Presidente del Comité de Auditoría y Control, por haber transcurrido el plazo máximo de cuatro años previsto en la Ley 44/2002, de 22 de noviembre, recogido en los artículos 31 y 14 de los Estatutos sociales y del Reglamento del Consejo de Administración de la sociedad, respectivamente, y designar como nuevo Presidente de este Comité al también consejero independiente y componente del mismo D. Francisco Luzón López.

En Arteixo (A Coruña), a 14 de diciembre de 2004

Antonio Abril Abadín
Consejero Secretario General

FILE N° 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA TERCER TRIMESTRE 2004"

Description:

This document has been filed with the Spanish Exchange Comission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the third quarter financial results of the company for fiscal year 2004.

Referencia de Seguridad

GENERAL

VERSION 3.2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTES AL:

TRIMESTRE 3 **AÑO** 2005

Denominación Social :
INDUSTRIA DE DISEÑO TEXTIL, S. A.

Domicilio Social :	N.I.F.
Avenida de la Diputación, Edificio Inditex. Arteixo, La Coruña. España.	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	Firma:
D. Borja de la Cierva y Álvarez de Sotomayor. Director Financiero.	

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.: Miles de Euros

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	1552810	1425749	3961099	3199877
RESULTADO ANTES DE IMPUESTOS	1040	211375	235176	573954	401490
RESULTADO DESPUÉS DE IMPUESTOS	1044	197033	217324	407507	289073
Resultado atribuido a socios externos	2050			-10472	-4431
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			397035	284642
CAPITAL SUSCRITO	0500	93500	93500		
NÚMERO MEDIO DE PERSONAS EMPLEADAS	3000	721	638	44324	36566

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anejo sobre evolución de los negocios.

C) BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información trimestral correspondiente al tercer trimestre de 2004 se han aplicado los mismos principios contables y normas de valoración que en el tercer trimestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual se corresponde al periodo comprendido entre el uno de febrero de 2004 y el treinta y uno de enero de 2005, que señalamos como "Ejercicio 2004" en todas nuestras informaciones.

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico)

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de Euros)
1. Acciones Ordinarias	3100	2,3	0,35	218151
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

Anexo en la hoja siguiente

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc)	3220	X	
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los administradores o del consejo de administración	3250	X	
7. Modificaciones de los estatutos sociales	3260	X	
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la sociedad o del grupo	3290		X
11. Situaciones consursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc)	3330		X
14. *Otros hechos significativos*	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

Con fecha valor 22 de julio de 2004 se distribuyó un dividendo por un importe bruto de 35 céntimos de euro por acción con cargo a los resultados de 2003.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 3

Inditex ha elevado la participación hasta una posición mayoritaria en dos de sus joint ventures, Zara Japan Corp. (Japón, pasando del 50% al 85% de participación) y Zara Italia Srl. (Italia, pasando del 51% al 80% de participación).

PUNTO 6

- El Consejo de Administración de la Sociedad, en su reunión celebrada el 10 de junio de 2004, acordó aceptar la dimisión presentada por ROSP CORUNNA, S.L., a través de su representante Dña. Rosalía Mera Goyenechea, como vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.), haciéndose constar en el acta de dicha sesión el agradecimiento a Dña. Rosalía Mera Goyenechea por los servicios prestados a la Sociedad y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

- La Junta General Ordinaria de Accionistas, celebrada el día 16 de julio de 2004, acordó aprobar, ante la inminente caducidad de sus respectivos nombramientos y con el informe favorable de la Comisión de Nombramientos y Retribuciones, el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de dicha Junta General.

- El Consejo de Administración, en su reunión celebrada el día 16 de julio de 2004, teniendo en cuenta el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración de la Sociedad por el plazo de cinco años acordada por la Junta General de accionistas celebrada ese mismo día, procedió al nombramiento de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como miembros de su Comisión Ejecutiva.

PUNTO 7

Modificaciones de los Estatutos Sociales de la Compañía aprobadas por la Junta General Ordinaria de Accionistas, celebrada el día 16 de julio de 2004:

- Se eliminó el inciso inicial de los apartados 1 y 4 del artículo 6, que hacían referencia a la suspensión de la eficacia de dicho precepto, regulador de la emisión de acciones sin voto, rescatables y privilegiadas, hasta la admisión a cotización de las acciones de la Sociedad en Bolsa, toda vez que dicha circunstancia ya se produjo en mayo de 2001.

- Se sustituyó en el apartado 2 del artículo 8 la referencia al Servicio de Compensación y Liquidación de Valores y a sus entidades adheridas por la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. y sus entidades participantes, a fin de adaptar la redacción del precepto estatutario a la terminología empleada en el artículo 44 bis de la Ley del Mercado de Valores en su redacción dada por la Ley 44/2002, de 22 de noviembre.

- Se realizaron diversas modificaciones en el artículo 10. En primer lugar, se introdujo un nuevo apartado segundo, habilitando los aumentos de capital con contraprestación mixta, esto es, parcialmente con cargo a nuevas aportaciones y parcialmente con cargo a beneficios o reservas libres. En segundo término, se incluyó un nuevo apartado 4 relativo a la reducción de capital mediante amortización de acciones, aclarando, con el fin de evitar dudas interpretativas, las mayorías de voto necesarias para la aprobación de esta clase de operaciones y reforzando la regulación legal con ciertas garantías adicionales relativas a la determinación de las acciones afectadas y al precio de amortización, en protección de los intereses de los accionistas. Además, se previó expresamente en el apartado 5, de nueva redacción, la posibilidad de abonar en especie las aportaciones en caso de reducción de capital, en las mismas condiciones previstas en el artículo 39 para los dividendos en especie, lo que podría permitir la eventual realización de operaciones de distribución de activos a los accionistas si se estimara conveniente para el interés social. Finalmente, en el nuevo apartado 6 se confirmó la facultad que asiste a la Sociedad de garantizar emisiones de valores por parte de sus filiales, lo que constituye una práctica habitual en

los mercados financieros.

- Se reformó el apartado 2 del artículo 12 a fin de aclarar, en primer término, que el derecho de suscripción preferente puede excluirse no sólo en las emisiones de acciones sino también en las de obligaciones convertibles y, en segundo lugar, para reflejar ciertas pautas interpretativas que se estima pueden facilitar la valoración del requisito del interés social que debe concurrir para la supresión del derecho de suscripción preferente.

- Se añadió un nuevo apartado 2 al artículo 14, conforme al cual se configura al Consejo de Administración como el supremo órgano de supervisión y control de la Sociedad, que confía la gestión ordinaria de los negocios a los órganos delegados y al equipo directivo, regla que ya venía recogida en el Reglamento del Consejo de Administración de la Sociedad desde su aprobación inicial en julio del año 2000.

- Se corrigió en el artículo 17 la referencia interna que el apartado 2 del mismo efectuaba al apartado 1, sustituyendo la palabra "párrafo" por "apartado".

- Se reformó el artículo 18, a fin de eliminar el requisito de ser titular de un mínimo de 50 acciones de la Sociedad para tener derecho de asistencia a las Juntas Generales. La reforma implicó la modificación del apartado 1 del citado artículo, para suprimir la referencia a dicho requisito, y la desaparición del apartado 2 del precepto, relativo a la posibilidad para los accionistas titulares de un número de acciones inferior a 50 de agrupar sus acciones o conferir su representación a otro accionista que sí gozase de derecho de asistencia, por ser innecesario.

- Se modificó el artículo 20 en diversos aspectos. En primer lugar, se introdujo un nuevo apartado 2 para contemplar la posibilidad para los accionistas de conferir su representación para asistir a la Junta General por medios postales o electrónicos, remitiendo la regulación de este supuesto al artículo regulador de la emisión del voto postal o electrónico por razones de economía y dada la analogía de ambos supuestos. En el apartado 4 se reformuló la norma contemplada actualmente en el apartado 3, conforme a la que la asistencia del accionista representado revoca la representación conferida por éste, a fin de tener en cuenta la posibilidad de emitir el voto por medios de comunicación a distancia. Los apartados 5 y 7 regulan los supuestos en que el representante del accionista, pertenezca o no al Consejo de Administración, se encuentre en una situación de conflicto de interés. En estos supuestos, a fin de evitar que las instrucciones de voto del accionista puedan quedar privadas de efectividad por razones que afecten al representante, se articula un orden de sustituciones en la representación incluyendo, sucesivamente, al Presidente y Secretario de la Junta y al Director de Mercado de Capitales. Finalmente, en el apartado 6 se incluyó una regla objetiva de determinación del sentido del voto del accionista en caso de ausencia de instrucciones expresas al representante, entendiendo que lo más coherente con su voluntad, cuando se trata de propuestas sobre puntos incluidos en el orden del día, es considerar que el accionista desea votar a favor de las propuestas que presenta el Consejo de Administración, mientras que si se trata de puntos no incluidos en el orden del día el accionista desea votar en contra ya que, de otro modo, habría dado instrucciones expresas de presentar tales propuestas él mismo o de votar a favor de las mismas si las planteara otro accionista.

- Como consecuencia de la introducción de un nuevo artículo 23 en los Estatutos sociales regulador del voto a distancia por medios postales o electrónicos, se trasladó, por razones sistemáticas, el apartado 6 del actual artículo 22 a dicho nuevo artículo 23, como enunciación general del régimen de adopción de los acuerdos por la Junta General. Ello conllevó la supresión del inciso "Adopción de acuerdos" del título del artículo.

- Atendiendo a las recomendaciones del Informe Aldama y haciendo uso de la posibilidad que ahora contempla la Ley de Sociedades Anónimas, se incorporó un nuevo artículo 23, relativo al régimen de adopción de acuerdos por la Junta General, regulando las condiciones y la forma de emisión por los accionistas del voto por medios postales o electrónicos. El precepto regula las disposiciones mínimas de funcionamiento de los procedimientos de voto a distancia, habilitando al Consejo de Administración para determinar, atendido el estado de la técnica y los medios disponibles, el momento a partir del cual los accionistas podrán hacer uso de estas vías, por considerar que existen garantías suficientes de identificación del accionista que ejerce su derecho de voto y de seguridad y autenticidad de su declaración de voluntad. El Consejo de Administración también queda facultado para el desarrollo de las previsiones estatutarias en función de la normativa que al respecto pudiera dictarse y conforme a la evolución de los medios técnicos. En todo caso, se establecen las condiciones de admisibilidad de los votos emitidos por estos medios, exigiéndose la remisión de la tarjeta con firma autógrafa en el caso del voto postal y la utilización de firma electrónica en el caso de voto electrónico, todo ello en aras a asegurar la identificación del accionista que ejercita el derecho al voto. Se prevé asimismo la antelación mínima con la que deberán

recibirse por la Sociedad los votos emitidos a distancia para su efectivo cómputo. Además, se regulan las relaciones entre el voto a distancia y la representación, de una parte, y la asistencia física del accionista, por otra, estableciendo las prioridades adecuadas entre unas y otras figuras para evitar posibles conflictos o duplicidad en las votaciones. También se prevé, como forma de revocación del voto efectuado por correspondencia postal o electrónica, la remisión posterior de un voto en sentido distinto.

- Se reformó el artículo 24 (que tras la renumeración de los artículos ha pasado a ser el artículo 25) con objeto de incorporar ciertas disposiciones de obligado cumplimiento en materia de gobierno corporativo. Así, se introdujo un nuevo apartado 2 en el que se establece, conforme exige la Ley de Transparencia, la necesidad de que el Consejo de Administración disponga de un reglamento interno que desarrolle las previsiones legales y estatutarias, del que deberá informar a la Junta General de accionistas. En el apartado 3 del precepto actual, que pasó a numerarse como apartado 4, se desarrolla en mayor detalle la obligación del Consejo de Administración, ya contemplada desde la reforma estatutaria del año 2003, de elaborar un informe anual de gobierno corporativo, concretando el momento de su aprobación y puesta a disposición de los accionistas e inversores, en línea con lo prevenido en la normativa de desarrollo de la Ley de Transparencia.

- Se reformó el artículo 27 (que tras la renumeración de los artículos ha pasado a ser el artículo 28) para subsanar en el apartado 4 la remisión indebida al artículo 25.3, y se tuvo en cuenta la nueva numeración del artículo 29.2 que pasa a ser el 30.2.

- Se añadió el término "gestión" en el apartado 2 del artículo 28 (que ha pasado a ser el artículo 29 tras la renumeración) para hacerlo plenamente coherente con el apartado precedente, relativo a las facultades del Consejo de Administración.

- Se modificó el apartado 1 del artículo 30 (que tras la renumeración se ha convertido en el artículo 31) a fin de prever que el Comité de Auditoría y Control habrá de estar necesariamente formado en su integridad por consejeros independientes, regla que ya estaba contemplada expresamente en el artículo 14 del Reglamento del Consejo de Administración, del que se transcribió a los Estatutos, desde el mes de marzo de 2003.

- Se introdujo un nuevo artículo 32 relativo a la Comisión de Nombramientos y Retribuciones, que ya era objeto de regulación en el artículo 15 del Reglamento del Consejo de Administración, a fin de observar una simetría con el Comité de Auditoría y Control. De esta forma, se regula la composición, competencias y régimen básico de funcionamiento de la Comisión de Nombramientos y Retribuciones que, al igual que el Comité de Auditoría y Control, habrá de estar formada exclusivamente por consejeros independientes.

- Se introdujo un nuevo artículo 34, relativo a la página web de la Sociedad, en el que se reconoce estatutariamente el compromiso de la Sociedad de mantener una página web como cauce de información con sus accionistas y la comunidad financiera en general, y se establece el contenido mínimo de la misma de forma coherente con las disposiciones de desarrollo de la Ley de Transparencia en esta materia.

- Se reformó el artículo 36 (que ha pasado a ser el artículo 39 tras la renumeración de los artículos) a fin de habilitar la posibilidad de que, si la Junta General lo estima conveniente y se cumplen ciertas garantías sobre la homogeneidad, liquidez y valoración de los activos a distribuir, puedan abonarse dividendos en especie a los accionistas, lo que podría permitir la eventual realización de operaciones convenientes para el interés social.

- Se modificó el artículo 42 (que ha pasado a ser el 45 tras la renumeración) con la finalidad de mejorar la redacción del precepto, añadiéndose una preposición "entre" involuntariamente omitida en la relación de sujetos vinculados por la cláusula de sumisión al fuero del domicilio social.

- Teniendo en cuenta la introducción de tres nuevos artículos estatutarios (números 23, 32 y 34), se procedió a una nueva numeración de artículos, manteniendo todos ellos su redacción, desde el antiguo artículo 23 "Actas y certificaciones", hasta el final del articulado.

PUNTO 14

- Con fecha 10 de junio de 2004 se comunicó el cambio habido en el Consejo de Administración.

- Con fecha 11 de junio de 2004 se comunicaron tanto los acuerdos de aprobación de la propuesta de modificación parcial del Texto Refundido del Reglamento del Consejo de Administración (remitiendo copia del mismo a la CNMV) y de ampliación del número de componentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones a cuatro y cinco miembros, respectivamente, como la identidad de los consejeros independientes designados como nuevos miembros de dichos Comité y Comisión.

- Con fecha 15 de junio de 2004 se publicó en la página web de la CNMV el Informe Anual sobre Gobierno Corporativo del ejercicio 2003, remitido por la sociedad el 11 de junio de 2004.

- Con fecha 24 de junio de 2004 se comunicó el acuerdo del Consejo de Administración de convocar Junta General Ordinaria de Accionistas en la sede social el día 16 de julio de 2004, a las 12 horas, en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria, así como los asuntos incluidos en el orden del día de la misma, adjuntando el texto del anuncio de convocatoria.

- Con fecha 16 de julio de 2004 se comunicaron los acuerdos adoptados por la Junta General Ordinaria de Accionistas de la Sociedad celebrada ese día, que fueron los siguientes:

· Aprobación de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2003, finalizado el 31 de enero de 2004, así como de la gestión social.
· Aprobación de la aplicación del resultado del ejercicio y distribución de dividendos.
· Dimisión de Consejero. Reelección de miembros del Consejo de Administración.
· Modificación de los Estatutos Sociales.
· Modificación del Reglamento de la Junta General de Accionistas.
· Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
· Otorgamiento de facultades para ejecución de acuerdos.

Como octavo punto del Orden del Día, que no fue objeto de votación dado su carácter meramente informativo, el Consejo de Administración, en cumplimiento de lo dispuesto por el artículo 115 de la Ley del Mercado de Valores, en su nueva redacción dada por el artículo primero de la Ley 26/2003, informó a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración de la Sociedad.

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS (GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. DEFINICIONES:

(1) El importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

INDITEX

FILE Nº 82-5185

Results

Interim Nine Months 2004

14 December 2004

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDEX

Overview: Interim Nine Months 2004

INDITEX

- Sales growth +24%
  - 241 net store openings to 2,163 in 55 countries
- Gross Margin expansion to 53.5% of sales (+263 b.p.)
- EBIT growth +41%
- Net income growth +39%
- EPS of 64 cents
- Satisfactory performance across the board, except KC, including recovery of Pull & Bear and Stradivarius

Highlights Interim Nine Months 04

INDITEX

million €	3Q2004	3Q2003	% 04/03
NET SALES	**3,961**	**3,200**	**24%**
GROSS MARGIN	**2,118**	**1,627**	**30%**
% margin	*53.5%*	*50.8%*	
EBITDA	**826**	**601**	**37%**
EBITDA margin	*20.8%*	*18.8%*	
EBIT	**604**	**427**	**41%**
EBIT margin	*15.2%*	*13.4%*	
NET INCOME	**397**	**285**	**39%**
EPS (€ cents)	64	46	

Openings Interim Nine Months 04

	Net openings 3Q04	Net openings 3Q03	Stores as of 31 Oct. 04	Stores as of 31 Oct. 03
ZARA	69	62	695	593
KIDDY'S CLASS	21	35	124	94
PULL & BEAR	18	44	368	340
MASSIMO DUTTI	26	37	323	287
BERSHKA	34	39	287	236
STRADIVARIUS	25	28	216	181
OYSHO	22	(1)	98	71
ZARA HOME	26	16	52	16
Total net openings	241	260	2,163	1,818
% on FY openings	72%-76%	71%		

Gross Margin drivers Q3 04



Inventory mgmt
Higher mark-up
Increase in Latam prices
Non-Zara concepts
Latam Currency impact

345 b.p. recovery

Gross Margin Interim Nine months 04


Gross Margin
54.0%
53.0%
52.0%
51.0%
50.0%
49.0%
53.5%
+263 b.p.
50.8%
3Q04
3Q03

Operating expenses Interim Nine months 04

INDITEX

Operating expenses on sales


35.0%
34.0%
33.0%
32.0%
31.0%
30.0%
32.6%
32.1%
3Q04
3Q03

Cost of expansion

Financial expenses

(€ million)	Q1 04	Q2 04	Q3 04
Financial expenses	(1.0)	(2.0)	(0.7)
FX losses	(7.6)	0.3	(5.5)
	(8.6)	(1.7)	(6.2)

- Financial expenses according to financial position
- FX losses related to USD weakness vs. Euro in Q3

Extraordinary Results

(€ million)	Q1 04	Q2 04	Q3 04
Extraordinary losses	(1.5)	(0.4)	(11.6)

Includes a €12 million charge in Q3 04 for the write off of assets

Working capital

(€ million)	3Q04	3Q03	yoy
Inventory	550	590	(7%)
Receivables	309	272	14%
Payables	(1,133)	(956)	18%
Accruals	11	9	
Operating working capital	(263)	(86)	

Outlook

FY2004: CAPEX

- **Store opening plan:**

	Range		% Int'nal openings
ZARA	96	98	80%
KIDDY'S CLASS	24	26	10%
PULL & BEAR	24	26	25%
MASSIMO DUTTI	33	36	50%
BERSHKA	46	49	50%
STRADIVARIUS	35	37	10%
OYSHO	26	30	25%
ZARA HOME	33	35	5%
total net openings	**317**	**337**	

- **+20%/+25% space growth**
- **Expected CAPEX 700 - 750 MM €**

H2 2004: Outlook

- During first 6 weeks of fourth quarter 2004 sales performance in line with expectations
- 2nd Half performance can't be fully assessed until Christmas sales and after-Christmas clearance is through
- Expected sales growth in the 23% to 25% range for the Fiscal year

	Q3	Q4
Sales growth 2003	11%	15%
Sales growth 2004	27%	

H2 2004 : Outlook for Gross Margin


H1 04
52.0%
H2 04e
53.3%
205 b.p.
300 b.p.
(118 b.p.)
(149 b.p.)
50.0%
50.3%
H1 03
H2 03

Expected 300 b.p. recovery in H2 Gross Margin under current circumstances

FY2004: Outlook for Gross Margin

	1H2004	2H2004
• Acceptance of Collection	✓	✓
• Mark-ups	✓	✓
• Inventory Management		✓
Weight of sales period	✓	
Mark-downs	✓	
• Currency impact	✓	✓

Expected 250 b.p. recovery in FY04 Gross Margin under current circumstances

Outlook

- This would result in an extraordinary growth rate in 2004, as performance is impacted in some degree by the weakness of 2H03.
- Inditex on track to meet long term targets
- FY 2005:
    - 300-350 net store openings
    - Demanding sales comparables
    - 2004 Gross Margin target sustainable

Events

- FY2004 Results to be released on the 31st of March 2005

INDITEX

Q & A

14 December 2004

INDITEX

INDITEX, S.A.
INTERIM NINE MONTHS 2004 RESULTS

1 February to 31 October 2004

- **Net sales reach €3,961.1 million, 24% higher than in the first nine months of FY2003.**
- **Gross profit reach €2,118.1 million, 30% higher. Gross margin is 53.5%**
- **Operating income (EBIT) comes to €604.0 million, 41% higher.**
- **Net income reaches €397.0 million (64 € cents per share), 39% higher.**
- **Opening of 241 stores in the first nine months of FY2004. The Group foresees the opening of between 317 and 337 new stores in FY2004.**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex
Interim nine months 2004 profit & loss statement
Millions of euros

	3Q 2004 (*)	3Q 2003 (*)	Var % 04/03	FY 2003
Net sales	3,961.1	3,199.9	24%	4,598.9
Cost of sales	(1,843.0)	(1572.8)		(2,293.0)
Gross profit	**2,118.1**	**1,627.0**	**30%**	**2,306.0**
Gross margin	*53.5%*	*50.8%*		*50.1%*
Operating expenses	(1292.7)	(1026.5)	26%	(1432.5)
Operating cash flow (EBITDA)	**825.5**	**600.5**	**37%**	**873.5**
EBITDA margin	*20.8%*	*18.8%*		*19.0%*
Fixed assets depreciation	(196.4)	(157.4)		(221.2)
Goodwill amortisation	(9.5)	(7.0)		(9.4)
Provisions	(15.6)	(8.8)		(15.9)
Operating income (EBIT)	**604.0**	**427.4**	**41%**	**627.0**
EBIT margin	*15.2%*	*13.4%*		*13.6%*
Net financial results	(16.6)	(5.9)		(7.9)
Ordinary income	**587.4**	**421.4**	**39%**	**619.1**
Ordinary margin	*14.8%*	*13.2%*		*13.5%*
Extraordinary income (loss)	(13.5)	(19.9)		(5.7)
Income before taxes	**574.0**	**401.5**	**43%**	**613.4**
EBT margin	*14.5%*	*12.5%*		*13.3%*
Taxes	(166.4)	(112.4)		(164.8)
Net income before minorities	**407.5**	**289.1**	**41%**	**448.6**
	10.3%	*9.0%*		*9.8%*
Minorities	(10.5)	(4.4)		(2.2)
Net income	**397.0**	**284.6**	**39%**	**446.5**
Net income margin	*10.0%*	*8.9%*		*9.7%*
Earnings per share, cents of euro (**)	**63.7**	**45.7**	**39%**	**71.6**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex

Consolidated Balance Sheet as of 31 October 2004

Millions of euros

	31 Oct 2004 (*)	31 Oct 2003 (*)	31 January 2004
ASSETS			
Net fixed assets (**)	2,400.4	2,021.8	2,118.3
Goodwill	85.7	55.6	53.3
Deferred charges	21.7	14.6	17.9
Total fixed assets	**2,507.8**	**2,092.0**	**2,189.4**
Inventories	549.6	589.5	486.4
Receivables	309.2	272.2	328.9
Cash & cash equivalents	484.5	304.5	496.4
Accruals	11.4	8.7	9.3
Total current assets	**1,354.6**	**1,175.0**	**1,320.9**
TOTAL ASSETS	**3,862.5**	**3,266.9**	**3,510.4**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**2,268.1**	**1,950.6**	**2,105.9**
Minority interest, deferred revenues & provisions	105.4	83.1	80.0
Long term financial debt	136.8	139.3	156.6
Other long term payables	71.0	41.4	75.2
Long term liabilities	**313.1**	**263.7**	**311.7**
Short term financial debt	151.6	96.3	81.5
Trade and other non-trade payable	1,129.6	956.3	1,011.2
Current liabilities	**1,281.2**	**1,052.6**	**1,092.7**
TOTAL LIABILITIES	**3,862.5**	**3,266.9**	**3,510.4**

(*) Unaudited data

(**) Includes own shares for `` 0.45 million.

3. Comments on the P&L account

- Net sales

Net sales reach €3,961.1 million, a 24% increase over 3Q03, due to the increase in selling area and the like-for-like sales growth.

Sales growth in constant currency has been 26%. The lower growth in accounting terms is mainly due to the depreciation of Latin American currencies as a result of the weakness of the USD vs. Euro.

The list of openings and existing stores at the end of the period is the following:

	Net openings		Total stores	
Concept	3Q 2004	3Q 2003	31 Oct 2004	31 Oct 2003
ZARA	69	62	695	593
KIDDY'S CLASS	21	35	124	94
PULL & BEAR	18	44	368	340
MASSIMO DUTTI	26	37	323	287
BERSHKA	34	39	287	236
STRADIVARIUS	25	28	216	181
OYSHO	22	(1)	98	71
ZARA HOME	26	16	52	16
Total	**241**	**260**	**2,163**	**1,818**

International store sales reach 54.9% of total vs. 53.8% in 3Q03.

Sales performance in the beginning of the second half has been satisfactory in all concepts, with the exception of Kiddy's Class, and the recovery in Pull & Bear and Stradivarius has continued.

- Gross Profit

Gross profit has reached €2,118.1 million, 30% higher than in the same period of 2003. Gross margin has reached 53.5% of sales (vs. 50.8% in 3Q03).

Q3 gross margin, which corresponds mainly to the beginning of the autumn-winter season, has increased by 345 b.p., to reach 55.7% of sales (vs. 52.2% a year earlier). This recovery in the gross margin has been driven by:

- price increases in some Latin American countries,
- lower currency impact,
- higher mark-ups,
- better inventory management
- and a lower clearance of summer ranges in the first weeks of the period.

Under current circumstances, Inditex considers sustainable a 300 b.p. recovery in gross margin for H2, resulting in a 250 b.p. improvement for the fiscal year gross margin.

- Operating income (EBIT)

EBIT for 3Q04 has reached €604.0 million, 41% higher. Operating income on sales has reached 15.2% (vs. 13.4% for 3Q03) due to the gross margin improvement and LFL growth.

Operating expenses include all the start-up costs for new openings and have grown in accordance with the Group's expectations, reflecting the underlying trend of higher costs involved in new stores, mainly in international markets.

The ordinary provisions charged correspond mainly to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

- Ordinary income

Ordinary income at 3Q04 reaches €587.4 million, a 39% higher.

The breakdown of Net financial result is as follows:

Millions of euros	3 Q 2004	3 Q 2003	FY 2003
Net financial expenses	(3.8)	(5.4)	(3.4)
Foreign exchange losses	(12.8)	(0.5)	(4.6)
Net losses of companies carried by the equity method	0.0	0.0	0.1
Total	**(16.6)**	**(5.9)**	**(7.9)**

Net financial expenses are lower than in 3Q03 due to the net financial position performance.

Foreign exchange losses in the Q3 are principally due to the weakness of the USD vs. Euro. This situation has produced losses in inter-company accounts and in the liquidation of some hedging operations.

- Net income

Net income reaches □397.0 million, 39% higher.

The tax rate for the first nine months is the best estimate for FY04 according to current information.

Extraordinary losses in the quarter include a □12 million charge for the write off of assets.

4. Balance sheet

The consolidated balance sheet of INDITEX maintains a similar structure as in previous quarters.

A breakdown of the Net financial position in 3Q04 is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	31 Oct 2004	31 Oct 2003	31 January 2004
Cash & cash equivalents	484.5	304.5	502.9
Long term financial debt	(136.8)	(139.3)	(156.6)
Short term financial debt	(151.6)	(96.3)	(81.5)
Deferred financial expenses	2.7	1.9	3.5
NET FINANCIAL CASH (DEBT)	**198.8**	**70.8**	**268.3**

The table below shows the breakdown of working capital at 3Q04

WORKING CAPITAL (Millions of euros)			
Description	31 Oct 2004	31 Oct 2003	31 January 2004
Inventories	549.6	589.5	486.4
Receivables	309.2	272.2	328.9
Accruals	11.4	8.7	9.3
Trade and other non-trade payable	(1,129.6)	(956.3)	(1,011.2)
Operating working capital	**(259.5)**	**(85.8)**	**(186.6)**
Cash & cash equivalents	484.5	304.5	496.4
Short term financial debt	(151.6)	(96.3)	(81.5)
Financial working capital	**332.9**	**208.2**	**414.9**
Total working capital	**73.4**	**122.4**	**228.2**

5. Other information

Openings forecast

At the present date, the Group estimates the net opening of between 317 and 337 stores in FY04, including those opened during the third quarter. A detailed list of the openings is given below:

	FY 2004 Openings forecast		
Concept	**Range**	**% International**	**Total 2003**
ZARA	**96 - 98**	**80%**	95
KIDDY'S CLASS	**24 - 26**	**10%**	44
PULL & BEAR	**24 - 26**	**25%**	54
MASSIMO DUTTI	**33 - 36**	**50%**	47
BERSHKA	**46 - 49**	**50%**	56
STRADIVARIUS	**35 - 37**	**10%**	38
OYSHO	**26 - 30**	**25%**	4
ZARA HOME	**33 - 35**	**5%**	26
Total openings	**317 - 337**		**364**

Expected CAPEX in FY04 is between □700 million and □750 million, of which approximately □550 million has been incurred during the first nine months of 2004.

Board of Directors agreements

Gartler S.L., the largest shareholder of INDITEX, has been appointed to the Board of Directors and will be represented by Ms. Flora Pérez.

Beginning 4Q04

During the first 6 weeks of 4Q04 sales performance confirms the expectation of growth in the 23% to 25% range for the Fiscal year, while still depending on the evolution of Christmas sales and after-Christmas clearance. This performance is consistent with the inventory position, with last year□s comparable evolution and with the expected recovery in gross margin.

International Financial Reporting Standards

According to Nº 1606/2002 Regulation of the European Parliament and of the Council on the application of international accounting standards, listed companies governed by the law of a EU Member State shall prepare their consolidated accounts in conformity with the international accounting standards for each financial year starting on or after 1 January 2005.

INDITEX has developed since early 2003 a project to analyze the main differences coming from the IFRS and the alternative treatments they allow, and to evaluate their implications and effects on the Group's financial accounts, targeting to assess its accounting policies and criteria under the IFRS.

Despite some IFRS standards have been recently endorsed by the EU, the degree of development in this project will allow the Group to fit in with the EU expected schedule.

As of today, no substantial changes are expected in the Group's financial accounts coming from the IFRS main issues. The exact quantification of any impact can be determined once the fiscal year has ended only, but a limited impact is expected in the consolidated assets and liabilities and in the annual results, and a neutral impact is expected in the cash flow.

INDITEX will release the FY04 Results under IFRS, and a detailed conciliation of the differences with those under Spanish GAAP, in advance to the Interim First Quarter 2005 Results release, to allow a fair analysis of the 2005 performance.

* * * *

The results for FY04 (1 February 31 January) will be published on 31 March 2005.

For additional information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
r.inversores@inditex.com
ir@inditex.com

INDITEX

OTRAS COMUNICACIONES

El beneficio neto fue un 39% superior al de 2003

Las ventas de Inditex en los nueve primeros meses del ejercicio 2004 crecieron un 24%

- **El margen bruto representó un 53,5% de las ventas, frente al 50,8% del ejercicio anterior**

- **La plantilla ha crecido en 4.564 personas en este periodo, hasta un total de 44.564 empleados**

- **El grupo ha abierto 241 tiendas hasta el cierre del tercer trimestre y estima, para el conjunto del ejercicio, en torno a 325 aperturas**

14 de diciembre de 2004.- El volumen de negocio de Inditex alcanzó en los nueve primeros meses de 2004 la cifra de 3.961,1 millones de euros, un 24 % más que en el mismo periodo del año anterior. Por su parte, el beneficio neto se incrementó hasta 397 millones de euros, un 39% superior al del mismo periodo de 2003. El crecimiento de las ventas consideradas a tipos de cambio constantes se situó en un 26%, siendo el diferencial consecuencia, mayoritariamente, de las depreciaciones de las divisas latinoamericanas debidas a la debilidad del dólar frente al euro. Las ventas fuera de España han aumentado hasta suponer un 54,9% del total, frente al 53,8% en el tercer trimestre de 2003.

Desde el inicio del ejercicio 2004 se han llevado a cabo inversiones por valor de 550 millones de euros y se han abierto 241 nuevas tiendas. La previsión

para el conjunto del ejercicio se sitúa entre 317 y 337 nuevas aperturas. El grupo ha creado desde el inicio del ejercicio un total de 4.564 nuevos empleos, pasando de 39.760 empleados a 44.324.

Formato	Aperturas Netas 3er Trim. 2004	Tiendas existentes 31 octubre 2004	Apert. prev. 2004	% internac.
ZARA	69	695	96-98	80%
KIDDY'S CLASS	21	124	24-26	10%
PULL AND BEAR	18	368	24-26	25%
MASSIMO DUTTI	26	323	33-36	50%
BERSHKA	34	287	46-49	50%
STRADIVARIUS	25	216	35-37	10%
OYSHO	22	98	26-30	25%
ZARA HOME	26	52	33-35	5%
Total	**241**	**2.163**	317-337	

Para más información:
INDITEX
Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com
www.inditex.com

Cuenta de resultados del tercer trimestre de 2004

Grupo Inditex

Cuenta de resultados del tercer trimestre de 2004

Datos en millones de euros

	3er Trimestre 2004 (*)	3er Trimestre 2003 (*)	Var % 04/03	Año 2003
Cifra de negocios	3.961,1	3.199,9	24%	4.598,9
Coste de ventas	(1.843,0)	(1.572,8)		(2.293,0)
Margen bruto	**2.118,1**	**1.627,0**	**30%**	**2.306,0**
Margen Bruto porcentual	*53,5%*	*50,8%*		*50,1%*
Gastos operativos	(1.292,7)	(1.026,5)	26%	(1.432,5)
Cash flow de explotación (EBITDA)	**825,5**	**600,5**	**37%**	**873,5**
Margen EBITDA	*20,8%*	*18,8%*		*19,0%*
Amortizaciones	(196,4)	(157,4)	25%	(221,2)
Amortización fondo de comercio	(9,5)	(7,0)		(9,4)
Provisiones	(15,6)	(8,8)		(15,9)
Resultado de operaciones (EBIT)	**604,0**	**427,4**	**41%**	**627,0**
Margen EBIT	*15,2%*	*13,4%*		*13,6%*
Resultado financiero neto	(16,6)	(5,9)		(7,9)
Resultado ordinario	**587,4**	**421,4**	**39%**	**619,1**
Margen Ordinario	*14,8%*	*13,2%*		*13,5%*
Resultados extraordinarios	(13,5)	(19,9)		(5,7)
Beneficio antes de impuestos	**574,0**	**401,5**	**43%**	**613,4**
Margen antes de impuestos	*14,5%*	*12,5%*		*13,3%*
Impuestos	(166,4)	(112,4)		(164,8)
Beneficio consolidado	**407,5**	**289,1**	**41%**	**448,6**
	10,3%	*9,0%*		*9,8%*
Resultado atribuido a la minoría	(10,5)	(4,4)		(2,2)
Beneficio atribuido a la sociedad dominante	**397,0**	**284,6**	**39%**	**446,5**
Margen Neto	*10,0%*	*8,9%*		*9,7%*
Beneficio por acción, céntimos de euro (**)	**63,7**	**45,7**	**39%**	**71,6**

(*) Datos sin auditar

(**) Calculado sobre 623.330.400 acciones

Balance de situación consolidado al cierre del tercer trimestre de 2004

Grupo Inditex

Balance de situación consolidado al 31 de octubre de 2004

Datos en millones de euros

	31 octubre 2004 (*)	31 octubre 2003 (*)	31 enero 2004
ACTIVO			
Inmovilizado neto (**)	2.400,4	2.021,8	2.118,3
Fondo de comercio	85,7	55,6	53,3
Gastos a distribuir en varios ejercicios	21,7	14,6	17,9
Total activo fijo	**2.507,8**	**2.092,0**	**2.189,4**
Existencias	549,6	589,5	486,4
Deudores	309,2	272,2	328,9
Inversiones fin. temporales y tesorería	484,5	304,5	496,4
Ajustes por periodificación	11,4	8,7	9,3
Total activo circulante	**1.354,6**	**1.175,0**	**1.320,9**
TOTAL ACTIVO	**3.862,5**	**3.266,9**	**3.510,4**
PASIVO			
Fondos propios	**2.268,1**	**1.950,6**	**2.105,9**
Minoritarios, ingresos a distribuir y provisiones	105,4	83,1	80,0
Deuda financiera a largo plazo	136,8	139,3	156,6
Otras deudas a largo plazo	71,0	41,4	75,2
Pasivo largo plazo	**313,1**	**263,7**	**311,7**
Deuda financiera a corto plazo	151,6	96,3	81,5
Acreedores comerciales y no comerciales	1.129,6	956,3	1.011,2
Pasivo a corto plazo	**1.281,2**	**1.052,6**	**1.092,7**
TOTAL PASIVO	**3.862,5**	**3.266,9**	**3.510,4**

(*) Datos sin auditar

(**) Incluye autocartera por 0,45 millones de euros